Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighteenth Meeting of the Third Session of the

Board of Directors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2012 at the President Office located at A16 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 10, 2012. Out of the Company’s eleven directors, nine directors attended the Meeting in person, including Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent non-executive directors of the Company. Anthony Francis Neoh, independent non-executive director of the Company, attended the Meeting by conference call. Yuan Li, Chairman and executive director of the Company, was on leave for business and authorized in writing, Wan Feng, executive director of the Company, to preside over the Meeting and authorized in writing, Miao Jianmin, non-executive director of the Company, to act on his behalf and cast the votes for him. Shi Guoqing, was on leave for business and authorized in writing, Zhuang Zuojin, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wan Feng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the First Quarter Report for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the Nomination of Mr. Yang Mingsheng as the Candidate for the Executive Director of the Company

Commission File Number 001-31914

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to nominate Mr. Yang Mingsheng as the candidate for the executive director of the Company and submit this proposal to the 2011 Annual Shareholders’ Meeting for approval. Mr. Yang Mingsheng’s biography is included in the attachment to this Exhibit.

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal on the Application for Investment Authorization Regarding Real Estate Investment Plans

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal on the Outline of the “Twelfth Five-Year Plan” of the Company

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on the Establishment of Shanghai Insurance Research Institute of the Company

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on Change of the Name of Asset Management Department and Adjustments of the Responsibilities of Asset Management Department and Investment Management Department

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the Nomination of the Candidate for the Director of China Life Asset Management Company Limited

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Corporate Governance Report of the Company for the Year of 2011

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal on the Renewal of Directors & Officers Insurance (2012-2013) for the Company’s Directors, Supervisors and Officers

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal on the Authorization Regarding the Issuance of Letter of Guarantee for Payment through the Manner of Bank Credit Lines in the Ordinary Course of Business

Voting result: 11 for, 0 against, with no abstention

11.	Passed the Proposal on Approval of the Tentative Administrative Measures on the Scope of Approval with regard to Fixed Assets

Voting result: 11 for, 0 against, with no abstention

12.	Passed the Proposal on Purchasing of Real Property from China Life International Investment Holding Co., Ltd

Commission File Number 001-31914

Affiliated directors, including Yuan Li, Miao Jianming, Wan Feng, Shi Guoqing and Zhuang Zuojing, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Upon signing the agreement, the Company will disclose this connected transaction according to the relevant requirements of the listing rules.

Voting result: 6 for, 0 against, with no abstention

13.	Passed the Proposal on the Overall Risk Management Report for the Year of 2011

Voting result: 11 for, 0 against, with no abstention

14.	Passed the Proposal on the Self-appraisal Report with regard to Internal Control for the Year of 2011 (The China Insurance Regulatory Commission)

Voting result: 11 for, 0 against, with no abstention

At the Meeting, the Board also listened to the Report on the Determination of the Connected Parties to the Company as of December 31, 2011.

Board of Directors of China Life Insurance Company Limited

April 25, 2012

Attachment:

Biography of Mr. Yang Mingsheng, the Candidate for Executive Director of the Company

Mr. Yang Mingsheng (“Mr. Yang”), born in 1955, Chinese, has been the chairman of China Life Insurance (Group) Company since March 2012. Mr. Yang has many years of experience in financial industry. He acted as vice chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of Shenyang Branch, head of Industrial Credit Department and president of Tianjin Branch. He was appointed as vice president of Agricultural Bank of China in 1997 and was then promoted to president of Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University majoring in monetary banking with a master’s degree in economics.